UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                                 OEA, Inc.
                             (Name of Issuer)

                      Common Stock, $0.10 par value)
                      (Title of Class of Securities)

                                 670826106
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 18, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

CUSIP No. 670826106

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Charles B. Kafadar
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group*

     (a) [ ]
     (b) [X]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     U.S.A.

Number of Shares         7)  Sole Voting Power       108,945
Beneficially Owned       8)  Shared Voting Power     2,394,726
By Each Reporting        9)  Sole Dispositive Power  108,945
Person With             10)  Shares Dispositive
                              Power                  2,394,726

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,503,671

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

13)  Percent of Class Represented by Amount in Row (11)

     12.1%

14)  Type of Reporting Person

     IN

                              SCHEDULE 13D/A
                              AMENDMENT NO. 1
                            CHARLES B. KAFADAR


Item 1    Security and Issuer

          $0.10 par value Common Stock ("the Shares") of OEA, Inc. (the "Company"), 34501 E. Quincy Avenue, P.O. Box 100488, Denver, Colorado 80250

Item 2    Identity and Background

          (a)  Name:     Charles B. Kafadar

          (b)  Business  34501 E. Quincy Avenue, P.O. Box 100488
               Address:  Denver, Colorado 80250

          (c)  Occupation:    President and Chief
                              Operating Officer
                              OEA, Inc.
                              34501 E. Quincy Avenue, P.O. Box 100488
                              Denver, Colorado 80250

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person is a co-trustee with four other persons of the Ahmed D. Kafadar Trust (the "ADK Trust"), which at the time of appointment on January 17, 1998 held 1,167,597 Shares. On June 2, 1998, the Reporting Person was appointed co-trustee with four other persons of the Maryanna B. Kafadar Family Trust (the "Family Trust") which owns 568,838 Shares. Also, on June 2, 1998, the Reporting Person, along with four other persons was appointed co-trustee of the Ahmed D. Kafadar Marital Trust, which held 793,478 Shares. On June 11, 1998, the Estate of Ahmed D. Kafadar transferred 23,418 Shares to the ADK Trust. Also, on June 11, 1998, 793,478 Shares were transferred by the Ahmed D. Kafadar Marital Trust to the ADK Trust. On June 18, 1998, the ADK Trust transferred to Claudia F. Kafadar 582,618 of the Shares received from the Ahmed D. Kafadar Marital Trust, retaining 210,860 of the Shares transferred to the ADK Trust. The Ahmed D. Kafadar Marital Trust holds no additional Shares. No funds were involved in any of the foregoing transactions.

          The Reporting Person disclaims beneficial ownership of the Shares held by the ADK Trust and the Family Trust pursuant to Rule 13d-4, except that the Reporting Person is also a beneficiary of approximately 20% to 25% of the ADK Trust's assets, and of approximately 25% of the Family Trust's assets.

Item 4.   Purpose of Transaction

          See Item 3.

          (a) Unless agreed otherwise, all 5 co-trustees of the ADK Trust and the Family Trust, respectively, must agree unanimously to take action on behalf of either the ADK Trust or the Family Trust. Therefore, the Reporting Person has shared voting and dispositive power with respect to the Shares held by the ADK Trust and the Family Trust. The Reporting Person is not aware of any plan to dispose of the Shares held by either the ADK Trust or the Family Trust, although there is a possibility that an undetermined amount of the Shares may be sold to pay the estate tax obligations of Ahmed D. Kafadar's estate by the ADK Trust or the Family Trust, or that Shares may be distributed to the beneficiaries of the ADK Trust or the Family Trust and then sold at their discretion.

          The Shares owned beneficially for which the Reporting Person has sole voting and dispositive power are held for investment.

          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 2,503,671 Shares of Common Stock (12.1%) beneficially owned (based on the 20,594,757 Shares reported to be outstanding on June 10, 1998 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 1998), which includes options to purchase 17,500 Shares and 424,013 held jointly with spouse. Excludes the following held by spouse as to which beneficial ownership is disclaimed by the Reporting Person: 10,250 owned directly and 36,057 Shares owned as custodian for minor children. The Reporting Person is not a member of a group.

          (b) Number of Shares as to which there is sole power to vote - 108,945; shared power to direct the vote - 2,394,726; sole power to direct the disposition - 108,945; shared power to direct the disposition - 2,394,726.

          (c)  None.

          (d) The other co-trustees of the ADK Trust and of the Family Trust referred to in Item 3 are: James Kafadar, Karen Kafadar, Shirene Kafadar and Claudia Kafadar.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be filed as Exhibits

               None.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 23, 1998           /s/Charles B. Kafadar
                                   Charles B. Kafadar